SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. ___)

Sirtris Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

82968A105

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]

Rule 13d-1(b)

[   ]

Rule 13d-1(c)

[X]

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 14 Pages

Exhibit Index Contained on Page 12

CUSIP NO. 82968A105	13 G	Page 2 of 14

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Three Arch Partners IV, L.P. (“TAP IV”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

1,466,696 shares; except that Three Arch Management IV, L.L.C. (“TAM IV”), the general partner of TAP IV, may be deemed to have sole power to vote these shares, and Wilfred E. Jaeger (“Jaeger”), Mark A. Wan (“Wan”) and Barclay Nicholson  (“Nicholson”), the managing members of TAM IV, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

1,466,696 shares; except that TAM IV, the general partner of TAP IV, may be deemed to have sole power to dispose of these shares, and Jaeger, Wan, and Nicholson, the managing members of TAM IV, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,466,696
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 82968A105	13 G	Page 3 of 14

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Three Arch Associates IV, L.P. (“TAA IV”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

32,383 shares; except that TAM IV, the general partner of TAA IV, may be deemed to have sole power to vote these shares, and Jaeger, Wan, and Nicholson, the managing members of TAM IV, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

32,383 shares; except that TAM IV, the general partner of TAA IV, may be deemed to have sole power to dispose of these shares, and Jaeger, Wan, and Nicholson, the managing members of TAM IV, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,383
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 82968A105	13 G	Page 4 of 14

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Three Arch Management IV, L.L.C. (“TAM IV”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

1,499,079 shares, of which 1,466,696 are directly owned by TAP IV and 32,383 are directly owned by TAA IV.  TAM IV, the general partner of TAP IV and TAA IV, may be deemed to have sole power to vote these shares, and Jaeger, Wan and Nicholson, the managing members of TAM IV, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

1,499,079 shares, of which 1,466,696 are directly owned by TAP IV and 32,383 are directly owned by TAA IV.  TAM IV, the general partner of TAP IV and TAA IV, may be deemed to have sole power to dispose of these shares, and Jaeger, Wan and Nicholson, the managing members of TAM IV, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,499,079
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.2%
12	TYPE OF REPORTING PERSON* OO

CUSIP NO. 82968A105	13 G	Page 5 of 14

1	NAME OF REPORTING PERSON Wilfred E. Jaeger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares
6

SHARED VOTING POWER

1,499,079 shares, of which 1,466,696 are directly owned by TAP IV and 32,383 are directly owned by TAA IV.  TAM IV is the general partner of TAP IV and TAA IV. Jaeger, a managing member of TAM IV, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 Shares
8

SHARED DISPOSITIVE POWER

1,499,079 shares, of which 1,466,696 are directly owned by TAP IV and 32,383 are directly owned by TAA IV.  TAM IV is the general partner of TAP IV and TAA IV. Jaeger, a managing member of TAM IV, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,499,079
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.2%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 82968A105	13 G	Page 6 of 14

1	NAME OF REPORTING PERSON Mark A. Wan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares
6

SHARED VOTING POWER

1,499,079 shares, of which 1,466,696 are directly owned by TAP IV and 32,383 are directly owned by TAA IV.  TAM IV is the general partner of TAP IV and TAA IV. Wan, a managing member of TAM IV, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 Shares
8

SHARED DISPOSITIVE POWER

1,499,079 shares, of which 1,466,696 are directly owned by TAP IV and 32,383 are directly owned by TAA IV.  TAM IV is the general partner of TAP IV and TAA IV. Wan, a managing member of TAM IV, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,499,079
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.2%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 82968A105	13 G	Page 7 of 14

1	NAME OF REPORTING PERSON Barclay Nicholson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares
6

SHARED VOTING POWER

1,499,079 shares, of which 1,466,696 are directly owned by TAP IV and 32,383 are directly owned by TAA IV.  TAM IV is the general partner of TAP IV and TAA IV. Nicholson, a managing member of TAM IV, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 Shares
8

SHARED DISPOSITIVE POWER

1,499,079 shares, of which 1,466,696 are directly owned by TAP IV and 32,383 are directly owned by TAA IV.  TAM IV is the general partner of TAP IV and TAA IV. Nicholson, a managing member of TAM IV, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,499,079
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.2%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 82968A105	13 G	Page 8 of 14

ITEM 1(A).

NAME OF ISSUER

Sirtris Pharmaceuticals, Inc.

ITEM 1(B).

ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

790 Memorial Drive

Cambridge, MA 02139

ITEM 2(A).

NAME OF PERSONS FILING

This Statement is filed by Three Arch Partners IV, L.P., a Delaware limited partnership (“TAP IV”), Three Arch Associates IV, L.P., a Delaware limited partnership (“TAA IV”), Three Arch Management IV, L.L.C., a Delaware limited liability company (“TAM IV”), and Wilfred E. Jaeger (“Jaeger”), Mark A. Wan (“Wan”), and Barclay Nicholson (“Nicholson”).  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

TAM IV, the general partner of TAP IV and TAA IV, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by TAP IV and TAA IV.  Jaeger, Wan and Nicholson are the managing members of TAM IV and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by TAP IV and TAA IV.

ITEM 2(B).

ADDRESS OF PRINCIPAL BUSINESS OFFICE

The address for each of the Reporting Persons is:

Three Arch Partners

3200 Alpine Road

Portola Valley, California  94028

ITEM 2(C)

CITIZENSHIP

TAP IV and TAA IV are Delaware limited partnerships.  TAM IV is a Delaware limited liability company.  Wan and Nicholson are United States citizens.   Jaeger is a Canadian citizen.

ITEM 2(D) AND (E).

TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Common Stock

CUSIP # 82968A105

ITEM 3.

Not Applicable.

CUSIP NO. 82968A105	13 G	Page 9 of 14

ITEM 4.

OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)

Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)

Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)

Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)

Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.

OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.

OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of TAP IV and TAA IV, and the limited liability company agreement of TAM IV, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

ITEM 7.

IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

CUSIP NO. 82968A105	13 G	Page 10 of 14

ITEM 8.

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.

NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.

CERTIFICATION.

Not applicable.

CUSIP NO. 82968A105	13 G	Page 11 of 14

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February  7, 2008

Three Arch Partners IV, L.P.

   /s/  Barclay Nicholson

By Three Arch Management IV, L.L.C.

Barclay Nicholson

Its General Partner

Attorney-In-Fact

Three Arch Associates IV, L.P.

   /s/  Barclay Nicholson

By Three Arch Management IV, L.L.C.

Barclay Nicholson

Its General Partner

Attorney-In-Fact

Three Arch Management IV, L.L.C.

   /s/  Barclay Nicholson

Barclay Nicholson

Attorney-In-Fact

Wilfred Jaeger

    /s/  Barclay Nicholson

Barclay Nicholson

Attorney-In-Fact

Mark Wan

    /s/  Barclay Nicholson

Barclay Nicholson

Attorney-In-Fact

Barclay Nicholson

    /s/  Barclay Nicholson

Barclay Nicholson

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP NO. 82968A105	13 G	Page 12 of 14

EXHIBIT INDEX

Found on Sequentially Numbered Page
Exhibit
Exhibit A: Agreement of Joint Filing	13
Exhibit B: Power of Attorney	14

CUSIP NO. 82968A105	13 G	Page 13 of 14

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Sirtris Pharmaceuticals, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date:  February  7, 2008

Three Arch Partners IV, L.P.

    /s/  Barclay Nicholson

By Three Arch Management IV, L.L.C.

Barclay Nicholson

Its General Partner

Attorney-In-Fact

Three Arch Associates IV, L.P.

    /s/  Barclay Nicholson

By Three Arch Management IV, L.L.C.

Barclay Nicholson

Its General Partner

Attorney-In-Fact

Three Arch Management IV, L.L.C.

    /s/  Barclay Nicholson

Barclay Nicholson

Attorney-In-Fact

Wilfred Jaeger

    /s/  Barclay Nicholson

Barclay Nicholson

Attorney-In-Fact

Mark Wan

    /s/  Barclay Nicholson

Barclay Nicholson

Attorney-In-Fact

Barclay Nicholson

    /s/  Barclay Nicholson

Barclay Nicholson

CUSIP NO. 82968A105	13 G	Page 14 of 14

EXHIBIT B

Power of Attorney

Each of the undersigned entities and individuals (collectively, the “Reporting Persons”) hereby authorizes and designates Three Arch Management IV, L.L.C. or such other person or entity as is designated in writing by Barclay Nicholson (the “Designated Filer”) as the beneficial owner to prepare and file on behalf of such Reporting Person individually, or jointly together with the other Reporting Persons, any and all reports, notices, communications and other documents (including, but not limited to, reports on Schedule 13D, Schedule 13G, Form 13-F, Form 3, Form 4 and Form 5) that such Reporting Person may be required to file with the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (together with the implementing regulations thereto, the “Act”) and the Securities Exchange Act of 1934, as amended (together with the implementing regulations thereto, the “Exchange Act”) (collectively, the “Reports”) with respect to each Reporting Person’s ownership of, or transactions in, securities of any entity whose securities are beneficially owned (directly or indirectly) by such Reporting Person (collectively, the “Companies”).

Each Reporting Person hereby further authorizes and designates Barclay Nicholson (the “Authorized Signatory”) to execute and file on behalf of such Reporting Person the Reports and to perform any and all other acts, which in the opinion of the Designated Filer or Authorized Signatory may be necessary or incidental to the performance of the foregoing powers herein granted.

The authority of the Designated Filer and the Authorized Signatory under this Document with respect to each Reporting Person shall continue until such Reporting Person is no longer required to file any Reports with respect to the Reporting Person’s ownership of, or transactions in, the securities of the Companies, unless earlier revoked in writing.  Each Reporting Person acknowledges that the Designated Filer and the Authorized Signatory are not assuming any of the Reporting Person’s responsibilities to comply with the Act or the Exchange Act.

Date:  February  7, 2008

Three Arch Management IV, L.L.C.

    /s/  Barclay Nicholson

Barclay Nicholson, Managing Member

Three Arch Partners IV, L.P.

    /s/  Barclay Nicholson

By Three Arch Management IV, L.L.C.

Barclay Nicholson, Managing Member

Its General Partner

Three Arch Associates IV, L.P.

    /s/  Barclay Nicholson

By Three Arch Management IV, L.L.C.

Barclay Nicholson, Managing Member

Its General Partner

Wilfred Jaeger

    /s/  Wilfred Jaeger

Wilfred Jaeger

Mark Wan

    /s/  Mark Wan

Mark Wan